

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2024

Ryan Saadi, M.D., M.P.H.
Chief Executive Officer
Tevogen Bio Holdings Inc.
15 Independence Boulevard, Suite #410
Warren, New Jersey 07059

> **Re: Tevogen Bio Holdings Inc.**
> **Registration Statement on Form S-1**
> **Response dated July 29, 2024**
> **File No. 333-280414**

Dear Ryan Saadi M.D., M.P.H.:

We have reviewed your response letter dated July 29, 2024 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We have reviewed your response to prior comment 1 and, based on the information you have provided, we are not in a position to agree with your analysis that the 300,000 shares of common stock underlying the Series A-1 Preferred Stock that remain unsold can be registered for resale at this time consistent with Questions 139.06 and 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections. In this regard, we continue to note from your response and disclosure that the closing of the sale of all of the 600 shares of Series A-1 Preferred Stock has not yet occurred, and that the purchaser has only paid a portion of the purchase price to date. In addition, we note that you have not indicated when the closing of the unsold Series A-1 Preferred Stock will occur. Given that a portion of the shares of the Series A-1 Preferred Stock has not yet been sold to the purchaser, that Section 1 of the Amended and Restated Securities

Purchase Agreement, dated as of March 27, 2024, filed as Exhibit 10.18 to this registration statement, indicates that the purchaser would pay the Second Purchase Price within one business day of that agreement, and that date has already passed, and that the payment of the Second Purchase Price does not appear to be subject only to the filing or effectiveness of a resale registration statement, there does not appear to be an agreed upon target closing date for the second purchase to be completed that would indicate that the closing of the private placement of the unsold securities will occur within a short time after the effectiveness of the resale registration statement, as contemplated by Question 139.11. Accordingly, please remove from the registration statement the 300,000 shares of common stock underlying the 300 shares of Series A-1 Preferred Stock that have not yet been sold to the purchaser, or, alternatively, disclose the date when the sale of the unsold Series A-1 Preferred Stock will occur that is within a short time after effectiveness of the registration statement as contemplated by Question 139.11.

Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: J. Nicholas Hoover, Esq.